                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   __________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1)/1/



                                 ChipPAC, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  169657 10 3
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-(c)

[X] Rule 13d-1(d)










                                   ___________


                              Page 1 of 26 Pages

__________________
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                       -------------------------
  CUSIP No. 169657 10 3                13G               Page 2 of 26 Pages
           ---------------                                   ---  ----
--------------------------------                       -------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
1.    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

      BAIN CAPITAL FUND VI, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          16,303,749 (See Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          16,303,749 (See Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      16,303,749 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      23.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                              ----------------------
  CUSIP No.  169657 10 3                13G               Page 3 of 26 Pages
             -----------                                      ---  ----
--------------------------                              ----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


      BAIN CAPITAL PARTNERS VI, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             16,303,749 (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          16,303,749 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      16,303,749 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      23.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN
------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                              ----------------------
  CUSIP No.  169657 10 3                13G               Page 4 of 26 Pages
             -----------                                      ---  ----
--------------------------                              ----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


      BAIN CAPITAL INVESTORS VI, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             16,303,749 (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          16,303,749 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      16,303,749 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      23.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO
------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                     ----------------------------
  CUSIP No. 169657 10 3               13G               Page 5 of 26 Pages
            ------------                                     --  ---
------------------------------                      ----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


      BCIP ASSOCIATES II
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          2,181,587 (See Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          2,181,587 (See Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      2,181,587 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                          [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      3.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                           --------------------------
  CUSIP No. 169657 10 3              13G                  Page 6 of 26 Pages
            -----------                                        --   ---
---------------------------                           --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


      BCIP ASSOCIATES II-B
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          398,580 (See Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          398,580 (See Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      398,580 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                          [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      0.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                             ------------------------
  CUSIP No. 169657 10 3                 13G            Page  7  of  26  Pages
            -----------                                     ---    ----
-------------------------                             ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


      BCIP ASSOCIATES II-C
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          847,004 (See Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          847,004 (See Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      847,004 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      1.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                             ------------------------
  CUSIP No. 169657 10 3                 13G            Page  8  of  26  Pages
            -----------                                     ---    ----
-------------------------                             ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


      BCIP TRUST ASSOCIATES II
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          757,406 (See Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          757,406 (See Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      757,406 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      1.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                             ------------------------
  CUSIP No. 169657 10 3               13G              Page  9  of  26  Pages
            -----------                                     ---    ----
-------------------------                             ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


      BCIP TRUST ASSOCIATES II-B
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          195,878 (See Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          195,878 (See Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      195,878 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      0.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                            -------------------------
  CUSIP No. 169657 10 3               13G             Page  10  of  26  Pages
            -----------                                    ----    ----
-------------------------                            -------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


      BAIN CAPITAL, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             4,380,455 (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          4,380,455 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      4,380,455 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      6.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       --------------------------
  CUSIP No.  169657 10 3                   13G        Page 11 of 26 Pages
-----------------------------                       --------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


      BAIN CAPITAL, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          183,334 (See Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          183,334 (See Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      183,334 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      0.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      OO
------------------------------------------------------------------------------


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       --------------------------
  CUSIP No.  169657 10 3                   13G        Page 12 of 26 Pages
-----------------------------                       --------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


      PEP INVESTMENTS PTY LIMITED
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      New South Wales, Australia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          54,346 (See Item 4)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          54,346 (See Item 4)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      54,346 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      .08%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      OO
------------------------------------------------------------------------------


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                           --------------------------
  CUSIP No. 169657 10 3                  13G          Page 13 of 26 Pages
            ------------                                   --    --
-------------------------                           --------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


      W. MITT ROMNEY
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             21,149,716 (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          21,149,716 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      21,149,716 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      30.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G


Item 1(a).     Name of Issuer:

               ChipPAC, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               3151 Coronado Drive
               Santa Clara, California  95054

Item 2(a).     Name of Person Filing:

                    This Schedule 13G is being jointly filed by each of the
               following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"):
                                                                 ---

                    (i)   Bain Capital Fund VI, L.P. ("BCF-VI"), a Delaware
                                                       ------
                          limited partnership, by virtue of its direct
                          beneficial ownership of shares of Class A common stock, par value $.01 per share (the "Class A Common
                                                                --------------
                          Stock"), of ChipPAC, Inc., a Delaware corporation (the
                          -----
                          "Company");
                           -------

                    (ii)  Bain Capital Partners VI, L.P. ("BCP"), a Delaware
                                                           ---
                          limited partnership, as the sole general partner of BCF-VI;

                    (iii) Bain Capital Investors VI, Inc. ("BCI"), a Delaware
                                                            ---
                          corporation, as the sole general partner of BCP;

                    (iv)  BCIP Associates II ("BCIP"), a Delaware general
                                               ----
                          partnership, by virtue of its direct beneficial ownership of shares of Class A Common Stock;

                    (v)   BCIP Associates II-B ("BCIP-B"), a Delaware general
                                                 ------
                          partnership, by virtue of its direct beneficial ownership of shares of Class A Common Stock;

                    (vi)  BCIP Associates II-C ("BCIP-C"), a Delaware general
                                                 ------
                          partnership, by virtue of its direct beneficial ownership of shares of Class A Common Stock;

                              Page 14 of 26 Pages

                    (vii)  BCIP Trust Associates II ("BCIPT"), a Delaware
                                                      -----
                           general partnership, by virtue of its direct beneficial ownership of shares of Class A Common Stock;

                    (viii) BCIP Trust Associates II-B ("BCIPT-B"), a Delaware
                                                        -------
                           general partnership, by virtue of its direct beneficial ownership of shares of Class A Common Stock;

                    (ix)   Bain Capital, Inc. ("BC"), a Delaware corporation,
                                                --
                           as the managing partner of BCIP, BCIP-B, BCIP-C, BCIPT and BCIPT-B;

                    (x)    Bain Capital, L.L.C. ("BCL"), a Delaware limited
                                                  ---
                           liability company, by virtue of its direct beneficial ownership of shares of Class A Common Stock;

                    (xi)   PEP Investments Pty Limited ("PEP") a New South Wales
                                                         ---
                           limited company, by virtue of its direct beneficial ownership of shares of Class A Common Stock; and

                    (xii)  W. Mitt Romney ("Mr. Romney"), an individual, as the
                                            ----------
                           sole stockholder, Chairman of the Board, Chief
                           Executive Officer and President of BCI and BC;

                    BCF-VI, BCIP, BCIP-B, BCIP-C, BCIPT, BCIPT-B, BCL and PEP
               are collectively referred herein as the "Bain Investors". The
                                                        --------------
               Bain Investors, BCP, BCI, BC and Mr. Romney are collectively referred herein as the "Reporting Persons". The Reporting Persons
                                       -----------------
               have entered into a (1) Joint Filing Agreement, a copy of which is filed with this statement as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f) (1) under the Exchange Act and (2) Power of Attorney, a copy of which is filed with this statement as Exhibit B (which is incorporated herein by reference).

                    The Reporting Persons may be deemed to constitute a "group"
               for purposes of Section 13(d)(3) of the Exchange Act as a result of the association with BC, a management company. In general, the Bain Investors acquire and dispose of an issuer's securities on the same terms and conditions and dispose of such securities in the same proportion. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

                              Page 15 of 26 Pages

Item 2(b).     Address of Principal Business Office or, if none, Residence:

                    The address of the principal business office of each of the
               Reporting Persons, other than PEP, is c/o Bain Capital, Inc., Two Copley Place, Boston, Massachusetts 02116. The principal business address of PEP is Level 34 The Chipley Towner, 2 Chifley Square, Sydney, New South Wales, Australia.

Item 2(c).     Citizenship:

                    Each of the Bain Investors, other than PEP and BCL, is a
               partnership organized under the laws of the State of Delaware. BCL is a limited liability company organized under the laws of the State of Delaware. PEP is a New South Wales, Australia limited company. BCI and BC are corporations organized under the laws of the State of Delaware. Mr. Romney is a citizen of the United States.

Item 2(d).     Title of Class of Securities:

               Class A common stock, par value $.01 per share.

Item 2(e).     CUSIP No.:

               169657 10 3

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               Not Applicable.

Item 4.        Ownership:

               (a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of the date hereof, shared or sole power to vote or to direct the vote and shared or sole power to dispose or to direct the disposition of the Class A Common Stock as follows:

                    Bain Capital Fund VI, L.P.  BCF-VI has the sole power to
                    -------------------------
               vote and to dispose of 16,303,749 shares of Class A Common Stock held by BCF-VI, constituting approximately 23.8% of the outstanding Class A Common Stock.

                    Bain Capital Partners VI, L.P.  BCP, as the sole general
                    -----------------------------
               partner of BCF-VI, may be deemed to have the shared power to vote and to dispose of 16,303,749 shares of Class A Common Stock held by BCF-VI, which constitutes approximately 23.8% of the outstanding Class A Common

                              Page 16 of 26 Pages

               Stock. The filing of this Schedule 13G by BCP shall not be considered an admission that BCP is, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by BCF-VI.

                    Bain Capital Investors VI, Inc.  BCI, as the sole general
                    ------------------------------
               partner of BCP, may be deemed to have the shared power to vote and to dispose of 16,303,749 shares of Class A Common Stock held by BCF-VI, which constitutes approximately 23.8% of the outstanding Class A Common Stock. The filing of this Schedule 13G by BCI shall not be considered an admission that BCI is, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by BCF-VI.

                    BCIP Associates II.  BCIP has the sole power to vote and to
                    ------------------
               dispose of 2,181,587 shares of Class A Common Stock held by BCIP, which constitutes approximately 3.2% of the outstanding Class A Common Stock.

                    BCIP Associates II-B.  BCIP-B has the sole power to vote
                    --------------------
               and to dispose of 398,580 shares of Class A Common Stock held by BCIP-B, which constitutes approximately 0.6% of the outstanding Class A Common Stock.

                    BCIP Associates II-C.  BCIP-C has the sole power to vote
                    --------------------
               and to dispose of 847,004 shares of Class A Common Stock held by BCIP-C, which constitutes approximately 1.2% of the outstanding Class A Common Stock.

                    BCIP Trust Associates II.  BCIPT has the sole power to
                    ------------------------
               vote and to dispose of 757,406 shares of Class A Common Stock held by BCIPT, which constitutes approximately 1.1% of the outstanding Class A Common Stock.

                    BCIP Trust Associates II-B. BCIPT-B has the sole power to
                    --------------------------
               vote and to dispose of 195,878 shares of Class A Common Stock held by BCIPT-B, which constitutes approximately 0.3% of the outstanding Class A Common Stock.

                    Bain Capital, Inc.  BC, as the managing general partner of
                    -----------------
               BCIP, BCIP-B, BCIP-C, BCIPT and BCIPT-B, may be deemed to have the shared power to vote and to dispose of 4,380,455 shares of Class A Common Stock held by BCIP, BCIP-B, BCIP-C, BCIPT and BCIPT-B, which constitutes approximately 6.4% of the outstanding Class A Common Stock. The filing of this Schedule 13G by BC shall not be considered an admission that BC is, for the purpose of
               Section 13(g) of the Act, the beneficial owner of such shares held by BCIP, BCIP-B, BCIP-C, BCIPT or BCIPT-B.

                              Page 17 of 26 Pages

                    Bain Capital, L.L.C. BCL has the sole power to vote and to
                    -------------------
               dispose of 183,334 shares of Class A Common Stock held by BCL, which constitutes approximately 0.3% of the outstanding Class A Common Stock.

                    PEP Investments Pty Limited. PEP has the sole power to
                    ---------------------------
               vote and to dispose of 54,436 shares of Class A Common Stock held by PEP, which constitutes approximately 0.08% of the outstanding Class A Common Stock.

                    W. Mitt Romney.  Mr. Romney may be deemed to have the shared
                    --------------
               power to vote and to dispose of (A) 4,380,455 shares of Class A Common Stock held by BCIP, BCIP-B, BCIP-C, BCIPT and BCIPT-B, in his capacity as sole shareholder of BC, representing approximately 6.4% of the outstanding Class A Common Stock, (B) 16,303,749 shares of Class A Common Stock held by BCP, in his capacity as sole shareholder of BCI, representing approximately 23.8% of the outstanding Class A Common Stock, and (C) 465,512 shares of Class A Common Stock held by Sankaty High Yield Asset Partners, L.P., ("SHYAP"), representing approximately 0.68% of
                                 -----
               the outstanding Class A Common Stock. In total, these shares of Class A Common Stock held by Mr. Romney constitute approximately 30.9% of the outstanding Class A Common Stock. The filing of this
               Schedule 13G by Mr. Romney shall not be considered an admission that Mr. Romney is, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by BCIP, BCIP-B, BCIP-C, BCIPT, BCIPT-B, BCI, BC or SHYAP.

                    Except as otherwise specifically noted, all of the
               percentages calculated in this Schedule 13G are based upon an aggregate of 68,454,142 shares of Class A Common Stock outstanding as of January 31, 2001, as disclosed to the Reporting Persons by the Company on February 9, 2001. Each Reporting Person expressly disclaims beneficial ownership of any shares of Class A Common Stock beneficially owned by each other Reporting Person.

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                              Page 18 of 26 Pages

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          See response to Item 4. Any such interest does not relate to more than five percent of the Class A Common Stock outstanding as of December 31, 2000.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certifications.

          Not Applicable.

                              Page 19 of 26 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: February 22, 2001


                                        BAIN CAPITAL FUND VI, L.P.

                                        By:  BAIN CAPITAL PARTNERS VI, L.P.,
                                            its General Partner

                                        By:  Bain Capital Investors VI, Inc.,
                                            its General Partner

                                        By:  /s/  Eva H. Davis
                                            ------------------------------------
                                            Name:   Eva H. Davis
                                            Title:  Attorney-in-Fact


                                        BAIN CAPITAL PARTNERS VI, L.P.

                                        By:  Bain Capital Investors VI, Inc.,
                                            its General Partner

                                        By:  /s/  Eva H. Davis
                                            ------------------------------------
                                            Name:   Eva H. Davis
                                            Title:  Attorney-in-Fact


                                        BAIN CAPITAL INVESTORS VI, INC.

                                        By:  /s/  Eva H. Davis
                                            ------------------------------------
                                            Name:   Eva H. Davis
                                            Title:  Attorney-in-Fact

                              Page 20 of 26 Pages

                                        BCIP ASSOCIATES II
                                        BCIP ASSOCIATES II-B
                                        BCIP ASSOCIATES II-C
                                        BCIP TRUST ASSOCIATES II
                                        BCIP TRUST ASSOCIATES II-B

                                        By:  Bain Capital, Inc.,
                                            their Managing General Partner

                                        By:  /s/  Eva H. Davis
                                            ------------------------------------
                                            Name:   Eva H. Davis
                                            Title:  Attorney-in-Fact


                                        BAIN CAPITAL, INC.

                                        By:  /s/  Eva H. Davis
                                            ------------------------------------
                                            Name:   Eva H. Davis
                                            Title:  Attorney-in-Fact


                                        BAIN CAPITAL, L.L.C.

                                        By:  /s/  Eva H. Davis
                                            ------------------------------------
                                            Name:   Eva H. Davis
                                            Title:  Attorney-in-Fact


                                        PEP INVESTMENTS PTY LIMITED

                                        By:  Bain Capital, Inc.,
                                            its Attorney-in-Fact

                                        By:  /s/  Eva H. Davis
                                           -------------------------------------
                                            Name:   Eva H. Davis
                                            Title:  Attorney-in-Fact


                                             /s/ W. Mitt Romney
                                        ----------------------------------------
                                                      W. Mitt Romney

                              Page 21 of 26 Pages

                                                                       Exhibit A
                                                                       ---------


                    AGREEMENT REGARDING THE JOINT FILING OF
                                 SCHEDULE 13G

                             _____________________


The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Date: February 22, 2001         BAIN CAPITAL FUND VI, L.P.

                                By:  BAIN CAPITAL PARTNERS VI, L.P.,
                                    its General Partner

                                By:  Bain Capital Investors VI, Inc.,
                                    its General Partner

                                By:  /s/  Eva H. Davis
                                    --------------------------------------------
                                    Name:   Eva H. Davis
                                    Title:  Attorney-in-Fact


                                BAIN CAPITAL PARTNERS VI, L.P.

                                By:  Bain Capital Investors VI, Inc.,
                                    its General Partner

                                By:  /s/  Eva H. Davis
                                    --------------------------------------------
                                    Name:   Eva H. Davis
                                    Title:  Attorney-in-Fact

                              Page 22 of 26 Pages

                                BAIN CAPITAL INVESTORS VI, INC.

                                By:  /s/  Eva H. Davis
                                    ------------------------------------
                                    Name:   Eva H. Davis
                                    Title:  Attorney-in-Fact

                                BCIP ASSOCIATES II
                                BCIP ASSOCIATES II-B
                                BCIP ASSOCIATES II-C
                                BCIP TRUST ASSOCIATES II
                                BCIP TRUST ASSOCIATES II-B

                                By:  Bain Capital, Inc.,
                                   their Managing General Partner

                                By:  /s/  Eva H. Davis
                                    ------------------------------------
                                    Name:   Eva H. Davis
                                    Title:  Attorney-in-Fact


                                BAIN CAPITAL, INC.

                                By:  /s/  Eva H. Davis
                                    ------------------------------------
                                    Name:   Eva H. Davis
                                    Title:  Attorney-in-Fact


                                BAIN CAPITAL, L.L.C.

                                By:  /s/  Eva H. Davis
                                    ------------------------------------
                                    Name:   Eva H. Davis
                                    Title:  Attorney-in-Fact


                                PEP INVESTMENTS PTY LIMITED

                                By:  Bain Capital, Inc.,
                                   its Attorney-in-Fact

                                By:  /s/  Eva H. Davis
                                    ------------------------------------
                                    Name:   Eva H. Davis
                                    Title:  Attorney-in-Fact

                                     /s/ W. Mitt Romney
                           ---------------------------------------------
                                           W. Mitt Romney

                              Page 23 of 26 Pages

                                                                       Exhibit B
                                                                       ---------

                               POWER OF ATTORNEY


     KNOW ALL BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints each of Jeffrey C. Hammes, Stephen D. Oetgen, Dennis M. Myers and Eva H. Davis, signing singly, the undersigned's true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, in the undersigned's capacity as a beneficial owner of shares of common stock of ChipPAC, Inc., a Delaware corporation (the "Company"), any Schedule 13D or Schedule 13G, and any amendments, supplements or exhibits thereto (including any joint filing agreement), required to be filed by the undersigned under Section 13 of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the "Exchange Act") and any Forms 3, 4, and 5 in accordance with Section 16(a) of the Exchange Act; (ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such
Schedule 13D, Schedule 13G or Form 3, 4, or 5 and timely file such schedule or form with the United States Securities and Exchange Commission and any stock exchange or similar authority, including the NASDAQ National Market; and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 13 or Section 16 of the Exchange Act.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file reports or schedules under Section 13 or 16 of the Exchange Act with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

                                   * * * * *

                              Page 24 of 26 Pages

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14/th/ day of February, 2001.

Date: February 14, 2001           BAIN CAPITAL FUND VI, L.P.

                                  By:  BAIN CAPITAL PARTNERS VI, L.P.,
                                    its General Partner

                                  By:  Bain Capital Investors VI, Inc.,
                                    its General Partner

                                  By:  /s/ Joshua Bekenstein
                                      ----------------------------------------
                                      Name:   Joshua Bekenstein
                                      Title:  Managing Director


                                  BAIN CAPITAL PARTNERS VI, L.P.

                                  By:  Bain Capital Investors VI, Inc.,
                                    its General Partner

                                  By:  /s/ Joshua Bekenstein
                                      ----------------------------------------
                                      Name:   Joshua Bekenstein
                                      Title:  Managing Director


                                  BAIN CAPITAL INVESTORS VI, INC.

                                  By:  /s/ Joshua Bekenstein
                                      ----------------------------------------
                                      Name:   Joshua Bekenstein
                                      Title:  Managing Director


                                  BCIP ASSOCIATES II
                                  BCIP ASSOCIATES II-B
                                  BCIP ASSOCIATES II-C
                                  BCIP TRUST ASSOCIATES II
                                  BCIP TRUST ASSOCIATES II-B

                                  By:  Bain Capital, Inc.
                                      their Managing General Partner

                                  By:  /s/ Joshua Bekenstein
                                      ----------------------------------------
                                      Name:   Joshua Bekenstein
                                      Title:  Managing Director

                              Page 25 of 26 Pages

                                  BAIN CAPITAL, INC.

                                  By:  /s/ Joshua Bekenstein
                                      ----------------------------------------
                                      Name:   Joshua Bekenstein
                                      Title:  Managing Director


                                  BAIN CAPITAL, L.L.C.

                                  By:  /s/ Joshua Bekenstein
                                      ----------------------------------------
                                      Name:   Joshua Bekenstein
                                      Title:  Managing Director


                                  PEP INVESTMENTS PTY LIMITED

                                  By:  Bain Capital, Inc.,
                                     its Attorney-in-Fact

                                  By:  /s/ Joshua Bekenstein
                                      ----------------------------------------
                                      Name:   Joshua Bekenstein
                                      Title:  Managing Director

                              Page 26 of 26 Pages